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                    U.S. Securities and Exchange Commission
                            Washington, D.C.  20549

                                  FORM N-17f-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.  Investment Company Act File Number:              Date examination completed:
    811-08837                                                      July 29, 2011
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2.  State Identification Number:
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
--------------------------------------------------------------------------------
AL          AK           AZ           AR             CA           CO
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CT          DE           DC           FL             GA           HI
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ID          IL           IN           IA             KS           KY
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LA          ME           MD           MA             MI           MN
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MS          MO           MT           NE             NV           NH
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NJ          NM           NY           NC             ND           OH
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OK          OR           PA           RI             SC           SD
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TN          TX           UT           VT             VA           WA
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WV          WI           WY           PUERTO RICO
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Other (specify): [ ]
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3.  Exact name of investment company as specified in registration statement:
    The Select Sector SPDR Trust
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4.  Address of principal executive office:  (number, street, city, state, zip code)
    1 Lincoln Street, Boston, MA 02111
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

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Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
the Select Sector SPDR Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the portfolios comprising the Select Sector SPDR Trust (the "Trust") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of July 29, 2011. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 29, 2011, and with respect to agreement of security purchases and sales, for the period from June 30, 2011 (the date of our last examination), through July 29, 2011:

- Confirmation of all securities held by institutions in book entry form at the Depository Trust Company. For such securities, review of all reconciliations of the security positions recorded at State Street Bank and Trust Company, the Trust's custodian (the "Custodian"), to the positions held for the Custodian's account at the Depository Trust Company;

-    Confirmation of all securities on loan with the securities lending agent;

- Reconciliation of all such securities to the books and records of the Trust and the Custodian; and

- Agreement of a sample of security purchases and security sales during the period June 30, 2011 to July 29, 2011 from the books and records of the Trust to subsequent security settlement through review of cash activity.

We believe that our examination provides a reasonable basis for our opinion.
Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 29, 2011 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
November 3, 2011

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of The Select Sector SPDR Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 29, 2011, and from June 30, 201 through July 29, 2011.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 29, 2011, and from June 30, 2011 through July 29, 2011, with respect to securities reflected in the investment account of the Trust.

THE SELECT SECTOR SPDR TRUST

/s/ Chad C. Hallett
Treasurer
November 3, 2011